SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2
(Amendment No. 1)*

BFC Financial Corporation
(Name of Issuer)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

055384200
(CUSIP Number)

July 27, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055384200	13G

1	NAMES OF REPORTING PERSONS Greek Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Turks & Caicos Islands
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	4,211,090
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	4,211,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,211,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.15%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

CUSIP No. 055384200	13G

1	NAMES OF REPORTING PERSONS Panayotis Constantinou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	4,211,090
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	4,211,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,211,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.15%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

CUSIP No. 055384200	13G

1	NAMES OF REPORTING PERSONS Jorge Constantinou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	4,211,090
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	4,211,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,211,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.15%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

CUSIP No. 055384200	13G

1	NAMES OF REPORTING PERSONS Milany Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	4,211,090
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	4,211,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,211,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.15%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

CUSIP No. 055384200	13G

1	NAMES OF REPORTING PERSONS Eleonas Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	4,211,090
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	4,211,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,211,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.15%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

CUSIP No. 055384200	13G

1	NAMES OF REPORTING PERSONS Nisos Purpose Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	4,211,090
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	4,211,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,211,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.15%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

CUSIP No. 055384200	13G

1	NAMES OF REPORTING PERSONS AMCO PTC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	4,211,090
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	4,211,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,211,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.15%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

Responses to each item of this Statement on Schedule 13G (this “Statement” or this “Schedule 13G”) are incorporated by reference into the response to each other item, as applicable.

Item 1(a).	Name of Issuer:

The issuer of the securities to which this Statement relates is BFC Financial Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer's principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Item 2(a).	Name of Person Filing:

This Statement is filed jointly by (i)  Greek Investments, Inc., a Turks & Caicos company (“Greek Investments”), (ii) Panayotis Constantinou, a Venezuelan citizen (“P. Constantinou”), (iii) Jorge Constantinou, a Venezuelan citizen (“J. Constantinou”), (iv) Milany Limited, a Cayman Islands exempted company (“Milany”), (v) Eleonas Ltd, a Cayman Islands exempted company (“Eleonas”), (vi) the Nisos Purpose Trust (the “Nisos Trust”), and (vii) AMCO PTC, Cayman Islands exempted company (“AMCO”), as trustee on behalf of the Nisos Trust (Greek Investments, P. Constantinou, J. Constantinou, Milany, Eleonas, the Nisos Trust and AMCO are collectively referred to as the “Reporting Persons”).

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 to this Schedule 13G.  Information in this Schedule 13G with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Item 2(b).	Address of Principal Business Office:

The principal business office for Greek Investments is Harbour House Queen Street, Grand Turk, Turks and Caicos Islands.  The mailing address of Greek Investments is P.O. Box 10908, Caparra Heights Station, San Juan, Puerto Rico 00922-0908.

The principal address of each of P. Constantinou and J. Constantinou is Zalokosta 14, Paleo Psihiko, Athens 15452, Greece.

The principal business address of each of Milany, Eleonas, the Nisos Trust and AMCO is P.O. Box 1586 GT, 24 Shedden Road, George Town, Grand Cayman, KY1-1110.

Item 2(c).	Citizenship:

See Item 4 of the cover pages for each Reporting Person, which Items are incorporated herein by reference.

Item 2(d).	Title of Class of Securities:

The title of the class of securities is Class A Common Stock, $.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

The CUSIP number is 055384200.

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The filing categories pursuant to Rule 13d-1(b), 13d-2(b) and (c) are not applicable to each of the Reporting Persons.

Item 4.	Ownership.

(a)
Amount of Common Stock beneficially owned by the Reporting Persons:  4,211,090 (the “Shares”).  Each of the Reporting Persons, other than Greek Investments and Milany, disclaim beneficial ownership of the Shares reported as beneficially owned by any such Reporting Person, and the filing of this Schedule 13G shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b)	Percent of class of Common Stock beneficially owned by the Reporting Persons:

6.15%

(c)	Number of shares of Common Stock to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of cover pages for each Reporting Person, which is incorporated herein by reference.

(ii)	shared power to vote or to direct the vote:

See Item 6 of cover pages for each Reporting Person, which is incorporated herein by reference.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of cover pages for each Reporting Person, which is incorporated herein by reference.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of cover pages for each Reporting Person, which is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Following a restructuring of the ownership of Greek Investments on July 27, 2011, none of the Reporting Persons, other than Greek Investments and Milany, retained an economic interest in the Shares.  Another person, Cubiro Investments Limited, owns all of the rights to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: August 8, 2011

GREEK INVESTMENTS, INC.

By:	/s/ Panayotis Constantinou
Name:	Panayotis Constantinou
Its:	Director

/s/ Panayotis Constantinou
PANAYOTIS CONSTANTINOU

/s/ Jorge Constantinou
JORGE CONSTANTINOU

MILANY LIMITED

By:	/s/ Fay Anne De Freitas and /s/ Ashleigh Moore
Name:	Fay Anne De Freitas and Ashleigh Moore
Its:	Corporate Directors

ELEONAS LTD

By:	/s/ Fay Anne De Freitas and /s/ Ashleigh Moore
Name:	Fay Anne De Freitas and Ashleigh Moore
Its:	Corporate Directors

NISOS PURPOSE TRUST, AMCO PTC AS TRUSTEE

By:	/s/ Brian Taylor and /s/ Piers Stradling
Name:	Brian Taylor and Piers Stradling
Its:	Directors

AMCO PTC

By:	/s/ Brian Taylor and /s/ Piers Stradling
Name:	Brian Taylor and Piers Stradling
Its:	Directors

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).